PRESS RELEASE                           LIFE SCIENCES RESEARCH, INC.
                                        (Other OTC:LSRI)

                                        PO Box 2360
                                        Mettlers Road
                                        East Millstone, NJ 08875-2360

                                        For Further Information:
                                        Richard Michaelson
                                        Phone:   US: (732) 649-9961
                                        e-mail: LifeSciencesResearch@LSRinc.net



August 7, 2006


                      LSR ANNOUNCES SECOND QUARTER RESULTS

         Highlights:

o    Revenues of $47.9 million. Net Income of $1.1 million, or $0.08 per share.

o    Net new orders of $50.8 million.

o    $46.2 million Convertible Capital Bond fully repaid on April 6, 2006.

o $10 million Promissory Note repaid to Company on June 30, 2006. Elimination of FIN46R consolidation accounting effective that date.

East Millstone, New Jersey, August 7, 2006 - Life Sciences Research, Inc. (Other
OTC: LSRI) announced today that revenues for the quarter ended June 30, 2006 were $47.9 million, 6.5% above the revenues for the same period in the prior year of $44.9 million. Excluding the effect of exchange rate movements, revenues increased 7.7%. Operating income for the quarter ended June 30, 2006 was $4.8 million, or 10.1% of revenues, compared with $5.4 million, or 12.0% of revenues for the same period in the prior year. The Company reported net income before the cumulative effect of the accounting change for the quarter ended June 30, 2006 of $1.1 million, compared with $1.7 million loss for the quarter ended June 30, 2005. Net income per common share before the cumulative effect of the accounting change for the quarter ended June 30, 2006 was $0.09 compared with $0.13 loss in the quarter ended June 30, 2005. Net income per fully diluted share before the cumulative effect of the accounting change was $0.08 for the current quarter compared to $0.11 loss in the prior year.

Concurrently with the repayment of the $10 million promissory note that was owed to the Company by Alconbury Estates from the Sale and Leaseback transaction that was announced in June 2005, FIN46R consolidation accounting ceased effective June 30, 2006. As a result, the Company recognized a charge in the period for the cumulative effect of the accounting change of $20.7 million, of which the largest charge is associated with the non-cash write-down of the Company's UK facilities.

The net income before the cumulative effect of the accounting change for the three months ended June 30, 2006 included Other Expenses of $2.2 million which comprised $3.3 million from a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds and New Financing denominated in US dollars and other exchange gains of $0.3 million, offset by finance arrangement fees of $1.4 million primarily reflecting fees of Alconbury Estates, LSR's landlord, which were consolidated under FIN46. In the same period in the prior year, Other Expenses of $2.7 million were comprised of finance arrangement fees of $0.3 million, and $2.4 million from the non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. Excluding these non cash items and related tax effect, net income before the cumulative effect of the accounting change for the current quarter was $1.1 million, or $0.07 per fully diluted share, compared to $3.1 million, or $0.22 per fully diluted share in the prior year.

Earnings before Interest, Taxes, Depreciation and Amortization and Other Income/(Expense) ("EBITDA") was $7.5 million for the second quarter of 2006, or 15.6% of revenues, compared with $7.9 million, or 17.5% of revenues, for the same period in the prior year.

Net days sales outstanding at June 30, 2006 were 12 (13 at June 30, 2005 and 16 at December 31, 2005). Capital expenditure totaled $2.3 million in the second quarter of 2006, compared to $3.7 million in the second quarter of 2005.

Cash on hand at June 30, 2006 was $42.8 million compared with $15.4 million at December 31, 2005. Long-term debt was $100.0 million at June 30, 2006 compared with $30.4 million at December 31, 2005. These increases in both the cash on hand and the long-term debt were due to the $70 million New Financing Loan which generated net proceeds of approximately $64 million, of which $46.2 million was used to redeem the outstanding principal amount of the Convertible Capital Bonds. The Company included in its reported long-term debt the $22.8 million of finance lease debt due to the deconsolidation of Alconbury.

Revenues for the six months ended June 30, 2006 of $90.3 million were 2.3% above revenues for the same period in the prior year of $88.2 million. Excluding the effect of exchange rate movements, the increase was 6.0%. Operating Income for the six months ended June 30, 2006 was $8.9 million, or 9.8% of revenues, compared with $10.6 million, or 12.0% of revenues for the same period in the prior year. The Company reported net income before the cumulative effect of the accounting change for the six months ended June 30, 2006 of $1.6 million, compared with $0.9 million for the same period in the prior year. Net income per fully diluted share before the cumulative effect of the accounting change for the six months ended June 30, 2006 was $0.11 compared with $0.06 for the same period in the prior year.

The net income before the cumulative effect of the accounting change in the six months ended June 30, 2006 included Other Income of $1.3 million which comprised $3.7 million from the non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds and New Financing denominated in US dollars and other exchange gains of $0.2 million, offset by finance arrangement fees of $2.6 million primarily reflecting gains of Alconbury Estates, LSR's landlord, which were consolidated under FIN46. In the same period in the prior year, Other Expenses of $3.4 million were comprised of finance arrangement fees of $0.3 million and $3.1 million of a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. Excluding these non cash items and related tax effect, net income before the cumulative effect of the accounting change for the six months ended June 30 2006 was $2.3 million, or $0.16 per fully diluted share, compared to $6.2 million, or $0.43 per fully diluted share in the prior year.

Earnings before Interest, Taxes, Depreciation and Amortization and Other Income/(Expense) ("EBITDA") was $14.0 million for the six months ended June 30, 2006, or 15.5% of revenues, compared with $15.4 million, or 17.5% of revenues, for the same period in the prior year.

Capital expenditure totaled $4.0 million in the first six months of 2006, compared to $6.9 million in the first six months of 2005.

Net new business signings totaled $50.8 million for the second quarter of 2006. This represented an increase of 10% from the second quarter orders in 2005. Net new business signings for the six months ended June 30, 2006 were $107.4 million, an increase of 14% on the six months ended June 30, 2005. At June 30, 2006 backlog (booked on work) amounted to approximately $144 million.

Brian Cass, LSR's President and Managing Director added, "We are delighted with the strong order levels we have experienced this year. We are now seeing an 18% growth over last year on this measure on a constant currency basis. This has been driven by increases in the pharmaceutical business which year on year is now up 27% at constant currency. Particularly pleasing within this was the support from the top global pharmaceutical companies. These order levels are beginning to flow through into increased revenues as we saw this quarter. Despite an unusually high expense profile this quarter we did show margin improvement from the first quarter and expect to maintain this going forward."

LSR will hold an investor conference call to discuss the quarter's results on Monday morning, August 7, 2006 at 9:30 a.m. Eastern Time. That call can be listened to by dialing (312) 470-0031 pass code 25264. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2005, as filed with the US Securities and Exchange Commission.

                              - tables to follow -

                  Life Sciences Research Inc. and Subsidiaries
                   Condensed Consolidated Statements of Income

                                    Unaudited

                                                         Three months ended               Six months ended
                                                              June 30                         June 30

(Dollars in thousands, except per share data)               2006            2005           2006            2005
Revenues                                                 $47,851         $44,941        $90,306         $88,235
Cost of sales                                           (35,125)        (32,459)       (66,883)        (63,541)
                                                    -------------    ------------    -----------     -----------
Gross profit                                              12,726          12,482         23,423          24,694
Selling, general and administrative expenses             (7,881)         (7,074)       (14,552)        (14,086)
                                                    -------------    ------------    -----------     -----------
Operating income                                           4,845           5,408          8,871          10,608
Interest income                                              273              22            531              45
Interest expense                                         (3,932)         (1,934)        (6,895)         (3,717)
Other income/(expense)                                     2,234         (2,703)          1,263         (3,435)
                                                    -------------    ------------    -----------     -----------
Income before income taxes                                 3,420             793          3,770           3,501
Income tax expense                                       (2,283)         (2,455)        (2,163)         (2,639)
                                                    -------------    ------------    -----------     -----------
Income/(loss) before cumulative effect of
accounting change                                         $1,137        $(1,662)         $1,607            $862
Cumulative effect of accounting change (net of
income tax benefit of $22,218)                          (20,656)               -       (20,656)               -
                                                    -------------    ------------    -----------     -----------
Net (loss)/income                                      $(19,519)        $(1,662)      $(19,049)            $862
                                                    -------------    ------------    -----------     -----------

Basic (loss)/income per share
Income/(loss) before cumulative effect of
accounting change                                          $0.09         $(0.13)          $0.13           $0.07
Cumulative effect of accounting change                    (1.63)               -         (1.64)               -
                                                    -------------    ------------    -----------     -----------
Basic (loss)/income per share                            $(1.54)         $(0.13)        $(1.51)           $0.07
                                                    -------------    ------------    -----------     -----------
Diluted (loss)/income per share:
Income/(loss) before cumulative effect of
accounting change                                          $0.08         $(0.11)          $0.11           $0.06
Cumulative effect of accounting change                   $(1.42)               -        $(1.42)               -
                                                    -------------    ------------    -----------     -----------
Diluted (loss)/income per share                          $(1.34)         $(0.11)        $(1.31)           $0.06
                                                    -------------    ------------    -----------     -----------

Weighted average number of common stock
- Basic     (000's)                                       12,653          12,521         12,606          12,487
- Diluted  (000's)                                        14,533          14,543         14,500          14,504




                  Life Sciences Research Inc. and Subsidiaries
                           Consolidated Balance Sheets


(Dollars in thousands, except per share data)                            June 30,           December 31,
                                                                             2006                   2005
ASSETS                                                                  Unaudited                Audited
Current assets:
Cash and cash equivalents                                                 $42,830                $15,420
Accounts receivable, net of allowance of $728 and $618 in
    2006 and 2005 respectively                                             28,345                 26,810
Unbilled receivables                                                       14,257                 11,981
Inventories                                                                 1,970                  1,992
Prepaid expenses and other current assets                                   9,429                  7,062
                                                                  ----------------       ----------------
Total current assets                                                       96,831                 63,265

Property and equipment, net                                                56,785                105,605
Goodwill                                                                    1,422                  1,195
Other assets                                                                9,383                    901
Unamortized capital bonds issue costs                                           -                     70
Deferred income taxes                                                      34,364                 13,333
                                                                  ----------------       ----------------
Total assets                                                             $198,785               $184,369
                                                                  ----------------       ----------------

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                          $14,865                $15,742
Accrued payroll and other benefits                                          3,711                  3,655
Accrued expenses and other liabilities                                     14,140                 15,862
Pension liabilities                                                         4,994                  4,635
Short-term debt                                                               680                 46,946
Fees invoiced in advance                                                   35,941                 32,920
                                                                  ----------------       ----------------
Total current liabilities                                                  74,331                119,760

Long-term debt                                                            100,005                 30,430
Pension liabilities, less short-term portion                               52,514                 48,747
                                                                  ----------------       ----------------
Total liabilities                                                        $226,850               $198,937
                                                                  ----------------       ----------------

Commitments and contingencies
Stockholders' equity/(deficit)
Preferred Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                    -                      -
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                    -                      -
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at June 30, 2006: 12,668,820 (December
31, 2005: 12,553,251)                                                         127                    126
Paid in capital                                                            81,284                 75,848
Less: Promissory notes for the issuance of common stock                      (73)                  (205)
Accumulated other comprehensive loss                                     (49,406)               (49,389)
Accumulated deficit                                                      (59,997)               (40,948)
                                                                  ----------------       ----------------
Total stockholders' equity /(deficit)                                    (28,065)               (14,568)
                                                                  ----------------       ----------------
Total liabilities and stockholders' equity /(deficit)                    $198,785               $184,369
                                                                  ----------------       ----------------
